EXHIBIT 3.1

CERTIFICATE OF AMENDMENT OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF AIRROVER WI-FI CORP.
AirRover Wi-Fi Corp., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

FIRST: that, by a Unanimous Written Consent of the Board of Directors of AirRover Wi-Fi Corp. (the “Corporation”), resolutions were duly adopted setting forth a proposed amendment to the Amended and Restated Certificate of Incorporation of the Corporation, declaring such amendment to be advisable and requesting the shareholders of the Corporation to consider and approve same. The resolution setting forth the proposed amendment states as follows:

RESOLVED, that Article IV of the Amended and Restated Certificate of Incorporation of the Corporation be and it hereby is deleted in its entirety and replaced with the following:
IV.
A.

This corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock” The total number of shares which the corporation is authorized to issue is Seven Hundred Fifty Million (750,000,000) shares. Seven Hundred Million (700,000,000) shares shall be Common Stock, each having a par value of one tenth of one cent ($.001). Fifty Million (50,000,000) shares shall be Preferred Stock, each having a par value of one tenth of one cent ($.001).

B.

The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is hereby authorized, by filing a certificate (a “Preferred Stock Designation”) pursuant to the Delaware General Corporation Law, to fix or alter from time to time the designation, powers, preferences and rights (voting or otherwise) granted upon, and the qualifications, limitations or restrictions of, any wholly unissued series of Preferred Stock, and to establish from time to time the number of shares constituting any such series or any of them; and to increase or decrease the number of shares of any series subsequent to the issuance of shares of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be decreased in accordance with the foregoing sentence, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series.

SECOND: that, thereafter, shareholders of the Corporation owning 71.67% of the outstanding capital stock of the Corporation voted for such amendment to Article IV at a validly called special meeting of shareholders.

THIRD: that such amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.
IN WITNESS WHEREOF, AirRover Wi-Fi Corp. has caused this Certificate of Amendment to be signed by David Loflin, its President, on this 17th day of January, 2005.

AIRROVER WI-FI CORP.
a Delaware corporation

By:	/s/ DAVID LOFLIN
David Loflin President